Contact

www.linkedin.com/in/alexander-cohen-698661139 (LinkedIn)

Top Skills

Customer Service
Customer Support
Charity Work

Honors-Awards

Winner: SXSW Pitch 2019 “Best Bootstrap” Award
WeDC Tech Ambassador
Winner: DC Startup Week Capstone Pitch
Washington D.C.: Top Innovator & Disruptor
Winner: Best Corporate Steward Award (Sm/Mid)

Alexander Cohen

CEO & Co-founder of Urvin
Washington DC-Baltimore Area

Summary

Alexander Cohen is an award winning entrepreneur and former corporate lawyer. Currently co-founder and CEO of Urvin Finance, Alex's first startup, TwentyTables, won the U.S. Chamber of Commerce Foundation’s Best Corporate Steward Award for Small and Mid-Sized Businesses in 2020, and won SXSW Pitch Best Bootstrap Award the year prior. With over a decade of experience advising Fortune 500 companies on corporate transactional and structural work as an attorney at Skadden, Arps, Alex regularly leverages his business, legal and broad personal interests and experiences to create positive outcomes for stakeholders.

Experience

Urvin

4 years 5 months

Chief Executive Officer

June 2024 - Present (1 year 5 months)
Washington DC-Baltimore Area

Urvin is a shareholder relationship management platform that helps public companies discover, maintain, and recover individual shareholder relationships.

Co-Founder

June 2021 - June 2024 (3 years 1 month)

TwentyTables

Founder:CEO

2017 - 2021 (4 years)
Washington D.C. Metro Area

WINNER: US Chamber of Commerce Corporate Citizen Awards: - Best Corporate Steward (2020)(Sm/Mid); SXSW Pitch: Best Bootstrap Award (2019); AmericanInno - DC InnoBlazer, Best Lifestyle Technology (2018)

A tokenized, vertically-integrated, foodtech payments platform for Universities, work-places and Individuals. Affordable food, for good.

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates
Associate:Attorney
2006 - 2016 (10 years)
Washington D.C. Metro Area

Maryland's Eastern Shore
Builder:Woodworker
2015 - 2015 (less than a year)
United States

From a pile of 84 Lumber to a 150 sq. ft. finished tiny house w/loft & 14ft cathedral ceiling - in 10 days - solo, no kit.

Hon. L. W. Flanagan
Judicial Law Clerk
2005 - 2006 (1 year)
Eastern District of North Carolina

JFK High School - NYC Public Schools
Science Teacher
2001 - 2002 (1 year)
Bronx, New York

Children of Chenobyl
International Aid Student Ambassador
1993 - 1997 (4 years)

President Bill Clinton: "[this] international humanitarian project is truly an example of unselfish service in the spirit of generosity. The students and faculty of Ramapo Senior High School have shown that everyone can make a difference in our world."

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Education

Cornell University
Bachelor of Science, Human Biology; Health & Society · (2001)

American University Washington College of Law
Doctor of Law - JD, Law · (2004)